Principal Funds 711 High Street, Des Moines, IA 50392 800 222 5852 tel www.principalfunds.com

April 30, 2025

Mr. Kamal Bhatia
Chief Executive Officer and President
Principal Variable Contracts Funds, Inc.
Principal Financial Group
Des Moines, IA 50392

Dear Mr. Bhatia:

Principal Global Investors, LLC intends to purchase the following shares (the “Shares”):

Principal Variable Contracts	Purchase Amount	Shares Purchased
Blue Chip Account, Class 2	$10,000	690

Each share of the PVC Blue Chip Account, Class 2 has a par value of $.01 and a price of $14.50 per share. In connection with such purchase, Principal Global Investors, LLC. represents and warrants that it will purchase such Shares as an investment and not with a view to resell, distribute or redeem.

PRINCIPAL GLOBAL INVESTORS, LLC

BY	/s/ George Djurasovic
George Djurasovic,
Vice President - Principal Asset Management
and General Counsel